Teton Advisors, Inc.

FORM 1-SA

For the semi-annual period ended June 30, 2022

i

Forward-Looking Statements

Our disclosure and analysis in this document and any documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events.  You can identify these statements because they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning.  They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in the RISK FACTORS section below and in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matters of our forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Business Description

Teton Advisors, Inc. (“Teton”), a company incorporated under the laws of Delaware, is a holding company that, through its subsidiaries, provides investment advisory services to open-end funds and separate account clients. We generally manage assets on a fully discretionary basis and invest primarily in U.S. securities. Our revenues are based primarily on the Company’s level of assets under management (“AUM”) and fees associated with our various investment products. We conduct our investment advisory business principally through two subsidiaries, which are registered investment advisors: Keeley-Teton Advisors, LLC and Teton Advisors, LLC.

Organizational Structure

Teton was formed in Texas as Teton Advisors, LLC in December 1994 to develop and manage certain mutual funds. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January, 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, Teton was distributed to the shareholders of GAMCO Investors, Inc. (“GAMCO”) as a separately listed company (OTC PINK: TETAA). Teton serves as the investment adviser for the TETON Westwood Funds and separately managed accounts. Continuing its growth in smaller company expertise, on February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). Keeley-Teton serves as the investment advisor for the KEELEY Funds and separately managed accounts. The acquisition expanded Teton’s mutual fund product suite available under the TETON Westwood and KEELEY Funds brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies.

On December 31, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton.

On December 31, 2021, Teton transferred its advisory business, operations, and personnel to a new wholly-owned subsidiary, Teton Advisors, LLC.

Unless we have indicated otherwise, or the context otherwise requires, references in this report to “the Company,” “we” or “us” collectively refer to Teton and its wholly owned subsidiaries.

The unaudited interim condensed consolidated financial statements of the Company included herein have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) in the United States for interim financial information. As interim financial statements, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial position, results of operations and cash flows of the Company for the interim periods presented and are not necessarily indicative of a full year’s results. The interim condensed consolidated financial statements include the accounts of Teton and Keeley-Teton. Intercompany accounts and transactions have been eliminated. Additionally, these interim condensed consolidated financial statements should be read in conjunction with the audited condensed consolidated financial statements included in the Company’s Annual Report for the year ended December 31, 2021.

Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Teton and its subsidiaries Teton LLC and Keeley-Teton. All intercompany accounts and transactions have been eliminated upon consolidation.

Reclassifications

Certain amounts in prior years may have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ materially from those estimates.

Nature of Operations

Teton and its subsidiaries are registered investment advisers under the Investment Advisers Act of 1940. The Company’s principal market is the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at banks, U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.

Due to broker

Due to broker represents U.S. treasury bill purchases which have not been settled as of year-end.

Securities Transactions

Investments in securities are accounted for as “trading securities” and are stated at fair value, with any unrealized gains or losses reported in current period earnings in other income, net in the consolidated statements of operations. Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities that are not readily marketable are stated at their estimated fair values in accordance with GAAP. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in other income, net in the consolidated statements of operations.

Revenue Recognition – Investment Advisory Fees

Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-end fund and separate account.  Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition.  Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. The amounts receivable is included in investment advisory fees receivable in the consolidated statements of financial condition. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenue Recognition – Distribution Fees

Distribution fees include distribution fees paid to the Company by G.distributors on the Class C shares sold. Class C shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Distribution Costs

The Company incurs certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, other than Class C shares, and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory Fees

Sub-advisory fees are based on predetermined percentages of revenues (in some cases, net of certain expenses) of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Customer relationships are intangible assets, included in Intangible assets, net in the consolidated statements of financial condition and will be amortized over their estimated useful lives using the straight-line method.

Intangible Assets

Intangible assets are initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Intangible assets are tested for impairment at least and whenever certain triggering events are met. In assessing the recoverability of intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value.

Income Taxes

Income tax expense or benefit is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.  The recognition or derecognition of income tax benefit related to uncertain tax positions is determined under the guidance as prescribed by GAAP.  Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Fair Value Measurement

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board’s (“FASB”) guidance on fair value measurement. The levels of the fair value hierarchy and their applicability to the Company are described below:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

-	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding during each period, less unvested restricted stock. Fully diluted earnings per share is based on basic shares plus the effect of any dilutive shares from the unvested restricted stock using the treasury stock method.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to employees.  The estimated fair value of the RSA grants was determined by using the closing price of Class A Common Stock on the date of the grant. The total expense is recognized over the vesting period for these awards.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of Class C shares of open-end Funds. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents held.  The Company maintains cash equivalents in U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.  The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company.

Business Segments

The Company operates in one business segment, the investment advisory and asset management business.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, U.S. GAAP requires an “incurred loss” methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The condensed consolidated statement of income will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. In November 2019, the FASB issued ASU 2019-10, which deferred the effective date of this guidance for smaller reporting companies for three years. This guidance is effective for the Company on January 1, 2023 and requires a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. Early adoption is permitted. The Company is currently assessing the potential impact of this guidance on the Company’s condensed consolidated financial statements.

Risk Factors

There have been no material changes to the risk factors previously disclosed in our Annual Report for the year ended December 31, 2021. For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report for the year ended December 31, 2021 which is accessible on the Company’s website at TetonAdv.com.

MANAGEMENT’S DISCUSSION OF OPERATIONS

Operating Results for the Six Months Ended June 30, 2022 as Compared to the Six Months Ended June 30, 2021

Revenues

Total revenues were $7,290,731 for the six months ended June 30, 2022, a decrease of 10.5% from the total revenues of $8,148,871 for the same period in the prior year.  The change in total revenues by revenue component was as follows:

	For The Six Months Ended June 30,		Increase (decrease)
(Unaudited)	2022	2021	$	%
Investment advisory fees
Open-end mutual funds, net	$5,690,368	$6,639,250	$(948,882)	-14.3%

Institutional	641,373	632,634	8,739	1.4%
Private client	848,162	766,374	81,788	10.7%
Wrap	98,828	95,103	3,725	3.9%
UMA	8,398	-	8,398	N/A
Total separate accounts	1,596,761	1,494,111	102,650	6.9%

Total investment advisory fees	7,287,129	8,133,361	(846,232)	-10.4%
Distribution fees	12,814	14,357	(1,543)	-10.7%
Other income, net	(9,212)	1,153	(10,365)	-899.0%
Total revenues	$7,290,731	$8,148,871	$(858,140)	-10.5%

Investment Advisory Fees, net:  Investment advisory fees are directly influenced by the level and mix of AUM. The Company earns advisory fees based on the average daily AUM in the Funds and for separate accounts based on the average of the ending account values for each month of the quarter or the account value as of the end of the preceding quarter. Mutual fund investment advisory fees, net of mutual fund expense reimbursements, for the six months ended June 30, 2022 and 2021 were $5,690,368 and $6,639,250, respectively. Average AUM for the Funds were $1.34 billion for the six months ended June 30, 2022 compared to $1.54 billion for the six months ended June 30, 2021, a decrease of 13.0%.

Separate account investment advisory fees for the six months ended June 30, 2022 and 2021 were $1,596,761 and $1,494,111, respectively. Average billable AUM for separate accounts was $471.7 million for the six months ended June 30, 2022 compared to $461.4 million for the six months ended June 30, 2021, an increase of 2.2%.

Teton Advisors, Inc. and Subsidiary

Distribution Fees: The Company earns a distribution fee on Class C shares of Funds sold over the first twelve months after the sale. Distribution fees for the six months ended June 30, 2022 and 2021 were $12,814 and $14,357, respectively. Total sales of class C shares were $3.0 million for the trailing twelve months ended June 30, 2022 and $2.6 million for the trailing twelve months ended June 30, 2021.

Other Income, net: Other income, net includes unrealized gains and losses on investments, interest income earned from cash equivalents that were invested in a money market mutual fund, interest earned on U.S. Treasury Bills and interest earned at cash held at banks. Other income, net for the six months ended June 30, 2022 and 2021 was ($9,212) and $1,153, respectively. The loss for the quarter was due to the unrealized loss related to the Company’s investment in the Gabelli ABC Fund.

Expenses

Compensation: Compensation costs, which include salaries and benefits, portfolio manager compensation and stock-based compensation, were $3,119,828 for the six months ended June 30, 2022, an increase of 13.7% from $2,744,824 in the prior year comparative period.

Fixed compensation costs, which include salaries and benefits, were $1,573,138 for the six months ended June 30, 2022 a decrease of 5.1% from $1,657,337 in the prior year comparative period. This decrease was due to the reduction in staff and staff salaries. Stock based compensation was $301,554 for the six months ended June 30, 2022, an increase of 19.2% from $253,009 in the prior year comparative period. The remainder of the compensation expenses represents variable compensation that includes bonuses, executive compensation and revenue sharing that fluctuates with net investment advisory revenues. For the six months ended June 30, 2022, variable compensation was $1,245,136, an increase of 49.2% from $834,478 in the prior year comparative period. The increase in variable compensation for the period is two-fold, additional revenue sharing pay-outs on newly acquired institutional accounts, as well as the increase in the Company’s executive compensation accrual.

Sub-advisory Fees: The Company retains a sub-adviser for four of the five TETON Westwood Funds. All the Keeley-Teton funds are managed in-house. Sub-advisory fees range from 32% to 35% of the net investment advisory revenues of the sub-advised funds and are recognized as expenses as the related services are performed. Sub-advisory fees for the six months ended June 30, 2022 and 2021 were $1,161,259 and $1,392,011, respectively, a decrease of 16.6%. The decrease is the result of lower average AUM in the funds. Average AUM in sub-advised Funds was $758.1 million for the six months ended June 30, 2022, a decrease of 16.3% from $905.4 million in the prior year period.

Distribution Costs: Distribution, intermediary and shareholder service costs, which are primarily related to the sale of shares of the Funds, net of related reimbursements, were $903,379 for the six months ended June 30, 2022, an increase of 2.1% from $884,467 in the prior year comparative period.

Distribution costs include wholesaler payouts and payments made to third party distributors for Funds sold through them, including their no transaction fee programs. These distribution costs were $808,403 for the six months ended June 30, 2022, an increase of 2.3% from the prior year comparative period amount of $790,583.

Teton Advisors, Inc. and Subsidiary

The remaining distribution costs include distribution service fees with G.distributors, an affiliate of GAMCO. These distribution costs for the six months ended June 30, 2022 and 2021 were $94,976 and $93,884, respectively.

Marketing and Administrative Fees: Marketing and administrative fees are charges from GAMCO for administration of the mutual fund activities performed by GAMCO on behalf of the TETON Westwood funds, based on the average AUM in the Funds. Marketing and administration fees were $69,209 for the six months ended June 30, 2022 compared to $716,586 for the six months ended June 30, 2021, a decrease of $647,377 from the prior year period. The decrease was due to a renegotiation of the variable fee calculation.

Advanced Commissions: Advanced commission expense was $13,269 for the six months ended June 30, 2022, an increase of $9,191 from $4,078 from the prior year comparative period.

Other Operating Expenses: Other operating expenses, including those charged by GAMCO and incurred directly, were $906,212 for the six months ended June 30, 2022, an increase of 20.0% from $754,897 in the prior year comparative period. The increase was due to new relationships with outside service providers during the current year.

Depreciation and amortization: Depreciation and amortization expense was $168,682 for the six months ended June 30, 2022, a decrease of $3,364 from $172,046 in the prior year period.

Income Taxes

The effective tax rate was 7.3% for the six months ended June 30, 2022, and 14.5% for the six months ended June 30, 2021. The effective tax rate for 2022 is unusually low due a true-up of the prior year’s provision of ($43,900) as well as the release of prior years’ uncertain tax positions for state and local tax accruals of approximately ($133,000). The effective tax rate for 2021 is also unusually low due to the release of prior years’ uncertain tax positions for state and local tax accruals of approximately ($188,000).

Net Income

Net income for the six months ended June 30, 2022 was $879,282, or $0.69 per fully diluted share, versus $1,266,038 or $1.00 per fully diluted share, for the comparable period in 2021.

Teton Advisors, Inc. and Subsidiary

Liquidity and Capital Resources

Teton’s current liquidity and capital needs largely consist of compensation to our employees, sub-advisory fees, the service agreement with GAMCO and other operating expenses such as rent. Our principal assets are highly liquid in nature and consist of cash, cash equivalents and investment advisory fee receivables. Cash and cash equivalents are comprised largely of a U.S. treasury bills with maturities of three months or less and a U.S. Treasury money market fund managed by Gabelli Funds, LLC.

Summary cash flow data derived from our audited financial statements is as follows:

	2022	2021
Cash flows provided by (used in):
Operating activities	$(6,737,182)	$1,728,496
Investing activities	(1,500,000)	-
Financing activities	(183,091)	-
Increase in cash and cash equivalents	(8,420,273)	1,728,496
Cash and cash equivalents at beginning of year	21,506,861	9,556,418
Cash and cash equivalents at end of year	$13,086,588	$11,284,914

Cash and liquidity requirements have historically been met through cash generated by Teton’s operating activities. Cash and cash equivalents as of June 30, 2022 were $13,086,588, an increase of $1,801,674 from $11,284,914 as of June 30, 2021. Net income for the six-month period ended June 30, 2022 and 2021, adjusted for non-cash expenses, was a significant component of cash provided by operating activities totaling $1,417,726 and $1,807,161, respectively. Net cash used in operating activities was $6,737,182 for the six-month period ended June 30, 2022 compared to net cash provided by operating activities of $1,728,496 for the six-month period ended June 30, 2021, a decrease of $8,465,678 from the prior year period. The decrease related to the reduction of Due to broker of $7,999,316 which related to the purchase of short-term U.S. treasury bills.

Net cash used in investing activities was $1,500,000 for the six-month period ended June 30, 2022 and zero for the prior year period ended. The increase related to the investment in the Gabelli ABC Fund.

Net cash used in financing activities was $183,091 for the six-month period ended June 30, 2022 and zero for the prior year period ended. The increase primarily related to the deferral of expenses related to the rights offering.

Item 2. Other Information

None.

Item 3. Financial Statements

Teton Advisors, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Revenues
Investment advisory fees - mutual funds, net	$5,690,368	$6,639,250
Investment advisory fees - separate accounts	1,596,761	1,494,111
Distribution fees and other income, net	3,602	15,510
Total revenues	7,290,731	8,148,871
Operating expenses
Compensation	3,119,828	2,744,824
Sub-advisory fees	1,161,259	1,392,011
Distribution costs	903,379	884,467
Marketing and administrative fees	69,209	716,586
Advanced commissions	13,269	4,078
Other operating expenses	906,212	754,897
Total operating expenses	6,173,156	6,496,863

Income before interest, taxes, depreciation and amortization	1,117,575	1,652,008

Depreciation and amortization	168,682	172,046
Income before income taxes	948,893	1,479,962

Income tax provision	69,611	213,924
Net income	$879,282	$1,266,038

Net income per share:
Basic	$0.70	$1.00
Fully diluted	$0.69	$1.00

Weighted average shares outstanding:
Basic	1,262,482	1,260,988
Fully diluted	1,273,118	1,270,937

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Condensed Consolidated Statements of Financial Condition

	(Unaudited)
	June 30,		December 31,
	2022	2021	2021
ASSETS

Cash and cash equivalents	$13,086,588	$11,284,914	$21,506,861
Investment advisory fees receivable	1,125,947	1,515,515	1,374,135
Distribution and shareholder service expense reimbursement receivable	43,537	53,459	53,086
Receivable from affiliates	1,900	5,377	2,800
Investment in securities	1,476,608	-	-
Income tax receivable	79,731	27,990	-
Contingent deferred sales commissions	8,866	15,038	17,827
Deferred tax asset	3,421,366	3,555,331	3,452,913
Intangible assets, net (Note B)	3,536,960	3,862,858	3,699,909
Right-of-use assets	328,140	934,321	385,352
Other assets (net of accumulated depreciation of $38,541, $72,647 and $46,326 respectively)	474,717	254,742	276,039
Total assets	$23,584,360	$21,509,545	$30,768,922

LIABILITIES AND STOCKHOLDERS’ EQUITY

Due to broker	$-	$-	$7,999,316
Compensation payable	656,394	394,753	707,926
Payable to affiliates	266,221	435,862	395,745
Distribution costs payable	224,809	212,512	233,409
Income tax payable	-	-	23,225
Lease liabilities	376,076	1,008,009	447,469
Accrued expenses and other liabilities	1,144,862	1,031,271	1,205,724
Total liabilities	2,668,362	3,082,407	11,012,814

Stockholders’ equity:
Preferred stock, $0.001 par value; 350,000 and 80,000 shares authorized; none issued and outstanding	-	-	-
Class A Common stock, $0.001 par value; 5,150,000, 1,700,000 and 1,700,000 shares authorized; 1,036,735, 1,019,113 and 1,036,706 shares issued, respectively; 989,928, 973,802 and 991,395 outstanding, respectively	977	974	974
Class B Common stock, $0.001 par value; 2,000,000, 800,000 and 800,000 shares authorized; 792,000 shares issued; 329,064, 329,186 and 329,092 shares outstanding, respectively	339	339	339
Additional paid-in capital	5,599,481	5,044,921	5,297,930
Treasury stock, at cost (46,807 class A shares and 443 class B shares, 45,311 class A shares and 443 class B shares, 45,311 class A shares and 443 class B shares, respectively)	(1,206,355)	(1,185,409)	(1,185,409)
Retained earnings	16,521,556	14,566,313	15,642,274
Total stockholders’ equity	20,915,998	18,427,138	19,756,108
Total liabilities and stockholders’ equity	$23,584,360	$21,509,545	$30,768,922

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	Common	Common	Additional
	Stock	Stock	Paid-in	Treasury	Retained
	Class A	Class B	Capital	Stock	Earnings	Total
Balance at December 31, 2020	$974	$339	$4,791,912	$(1,185,409)	$13,300,275	$16,908,091

Net income	-	-	-	-	1,266,038	1,266,038
Stock based compensation	-	-	253,009	-	-	253,009
Balance at June 30, 2021 (unaudited)	$974	$339	$5,044,921	$(1,185,409)	$14,566,313	$18,427,138

Balance at December 31, 2021	$974	$339	$5,297,930	$(1,185,409)	$15,642,274	$19,756,108

Vesting of restricted share grants	3	-	(3)	-	-	-
Shares withheld related to net settlement of equity awards	-	-	-	(20,946)	-	(20,946)
Net income	-	-	-	-	879,282	879,282
Subscription rights (Note D)	-	-	-	-	-	-
Stock based compensation	-	-	301,554	-	-	301,554
Balance at June 30, 2022 (unaudited)	$977	$339	$5,599,481	$(1,206,355)	$16,521,556	$20,915,998

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30,
	2022	2021
Cash Flow from Operating Activities
Net income	$879,282	$1,266,038
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of intangible assets	162,949	162,949
Amortization of deferred sales commission	13,269	4,078
Depreciation and amortization - other	5,733	9,097
Deferred taxes	31,547	111,990
Unrealized (loss) on investment in securities	23,392	-
Stock based compensation expense	301,554	253,009
(Increase) decrease in operating assets:
Investment advisory fees receivable	248,188	(359,482)
Distribution and shareholder service expense reimbursement receivable	9,549	(5,692)
Receivable from affiliates	900	825
Income tax receivable	(79,731)	128,851
Contingent deferred sales commission	(4,308)	(11,055)
Right-of-use assets	57,212	119,966
Other assets	(42,266)	131,667
Increase (decrease) in operating liabilities:
Due to broker	(7,999,316)	-
Compensation payable	(51,532)	262,974
Payable to affiliates	(129,524)	1,446
Distribution costs payable	(8,600)	2,719
Income tax payable	(23,225)	-
Lease liability	(71,393)	(131,534)
Accrued expenses and other liabilities	(60,862)	(219,350)
Total adjustments	(7,616,464)	462,458
Net cash (used in) provided by operating activities	(6,737,182)	1,728,496

Cash Flow from Investing Activities
Purchases of securities	(1,500,000)	-
Net cash (used in) investing activities	(1,500,000)	-

Cash Flow from Financing Activities
Deferred rights offering costs	(162,145)	-
Payment of taxes related to net share settlement of equity awards	(20,946)	-
Net cash (used in) financing activities	(183,091)	-

Net (decrease) increase in cash and cash equivalents	(8,420,273)	1,728,496

Cash and cash equivalents:
Beginning of year	21,506,861	9,556,418

End of period	$13,086,588	$11,284,914
Supplemental disclosure of cash flow information:
Federal and State income tax payments	$335,994	$142,925

Supplemental disclosure of non-cash activity:
Right-of-use asset obtained in exchange for lease liability	$10,510	$-

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

A.	Significant Accounting Policies

Business Description

Teton Advisors, Inc. (“Teton”), a company incorporated under the laws of Delaware, is a holding company that, through its subsidiaries, provides investment advisory services to open-end funds and separate account clients. We generally manage assets on a fully discretionary basis and invest primarily in U.S. securities. Our revenues are based primarily on the Company’s level of assets under management (“AUM”) and fees associated with our various investment products. We conduct our investment advisory business principally through two subsidiaries, which are registered investment advisors: Keeley-Teton Advisors, LLC and Teton Advisors, LLC.

Organization Structure

Teton was formed in Texas as Teton Advisors, LLC in December 1994 to develop and manage certain mutual funds. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January, 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, Teton was distributed to the shareholders of GAMCO Investors, Inc. (“GAMCO”) as a separately listed company (OTC PINK: TETAA). Teton serves as the investment adviser for the TETON Westwood Funds and separately managed accounts. Continuing its growth in smaller company expertise, on February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). Keeley-Teton serves as the investment advisor for the KEELEY Funds and separately managed accounts. The acquisition expanded Teton’s mutual fund product suite available under the TETON Westwood and KEELEY Funds brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies.

On December 31, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton.

On December 31, 2021, Teton transferred its advisory business, operations, and personnel to a new wholly-owned subsidiary, Teton Advisors, LLC.

Unless we have indicated otherwise, or the context otherwise requires, references in this report to “the Company,” “we” or “us” collectively refer to Teton and its wholly owned subsidiaries.

Basis of Presentation

The unaudited interim condensed consolidated financial statements of the Company included herein have been prepared in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) in the United States for interim financial information. As interim financial statements, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of financial position, results of operations and cash flows of the Company for the interim periods presented and are not necessarily indicative of a full year’s results. The interim condensed consolidated financial statements include the accounts of Teton and Keeley-Teton. Intercompany accounts and transactions have been eliminated. Additionally, these interim condensed consolidated financial statements should be read in conjunction with the audited condensed consolidated financial statements included in the Company’s Annual Report for the year ended December 31, 2021.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassifications

Certain amounts in prior periods may have been reclassified to conform to the current period presentation.

Nature of Operations

Teton Advisors, LLC and Keeley-Teton Advisors, LLC are both SEC registered investment advisors under the Investment Advisers Act of 1940. The Company’s principal market is the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at banks, an affiliated money market mutual fund, which is highly liquid, and U.S Treasury Bills with maturities of three months or less at the time of purchase.

Due to broker

Due to broker represents U.S. treasury bill purchases which have not been settled as of year-end.

Securities Transactions

Investments in securities are accounted for as “trading securities” and are stated at fair value, with any unrealized gains or losses reported in current period earnings in other income, net in the consolidated statements of operations. Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities that are not readily marketable are stated at their estimated fair values in accordance with GAAP. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in other income, net in the consolidated statements of operations.

Revenue Recognition – Investment Advisory Fees

Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-end fund and separate account.  Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition.  Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. The amounts receivable is included in investment advisory fees receivable in the consolidated statements of financial condition. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Revenue Recognition – Distribution Fees

Distribution fees include distribution fees paid to the Company by G.distributors on the Class C shares sold. Class C shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Distribution Costs

The Company incurs certain promotion and distribution costs, which are expensed as incurred, principally related to the sale of shares of open-end mutual funds, other than Class C shares, and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory Fees

Sub-advisory fees are based on predetermined percentages of revenues (in some cases, net of certain expenses) of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Customer relationships are intangible assets, included in Intangible assets, net in the consolidated statements of financial condition and will be amortized over their estimated useful lives using the straight-line method.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Intangible Assets

Intangible assets are initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Intangible assets are tested for impairment at least and whenever certain triggering events are met. In assessing the recoverability of intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value.

Income Taxes

Income tax expense or benefit is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.  The recognition or derecognition of income tax benefit related to uncertain tax positions is determined under the guidance as prescribed by GAAP.  Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Fair Value Measurement

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board’s (“FASB”) guidance on fair value measurement. The levels of the fair value hierarchy and their applicability to the Company are described below:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.
-	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding during each period, less unvested restricted stock. Fully diluted earnings per share is based on basic shares plus the effect of any dilutive shares from the unvested restricted stock using the treasury stock method.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to employees.  The estimated fair value of the RSA grants was determined by using the closing price of Class A Common Stock on the date of the grant. The total expense is recognized over the vesting period for these awards.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of Class C shares of open-end Funds. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents held.  The Company maintains cash equivalents in U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.  The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company.

Business Segments

The Company operates in one business segment, the investment advisory and asset management business.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”), which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, U.S. GAAP requires an “incurred loss” methodology that delays recognition until it is probable a loss has been incurred. Under ASU 2016-13, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The condensed consolidated statement of income will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. In November 2019, the FASB issued ASU 2019-10, which deferred the effective date of this guidance for smaller reporting companies for three years. This guidance is effective for the Company on January 1, 2023 and requires a modified retrospective transition method, which will result in a cumulative-effect adjustment in retained earnings upon adoption. Early adoption is permitted. The Company is currently assessing the potential impact of this guidance on the Company’s condensed consolidated financial statements.

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

B.	Intangible Assets

Included in our acquisition of assets from KAMCO were certain intangible assets. These assets are comprised of customer relationships, mutual fund management contracts and trade name. These intangible assets are held at the acquisition date fair value net of any amortization and impairment, where applicable. The Company performs periodic (at least annual) assessments of its intangible assets to determine if an impairment charge is necessary. The following is a summary of the intangible assets:

	As of June 30, 2022
	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Customer relationships	9	$7,360,000	$(3,580,040)	$(2,585,000)	$1,194,960
Mutual fund management contracts	-	12,600,000	-	(10,600,000)	2,000,000
Trade name	-	1,520,000	-	(1,178,000)	342,000
		$21,480,000	$(3,580,040)	$(14,363,000)	$3,536,960

Amortization expense for customer relationships for the six months ended June 30, 2022 and 2021 was $162,949, respectively.

Estimated amortization expense for customer relationships over the next four years is as follows:

For the year ended December 31,	Estimated Amortization Expense
2022 (excluding the first six months ended June 30)	$162,950
2023	325,898
2024	325,898
2025	325,898
Thereafter	54,316
Total	$1,194,960

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

C.	Fair Value Measurement

The following table presents information about the Company’s assets by major categories measured at fair value on a recurring basis as of June 30, 2022, 2021 and December 31, 2021, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of June 30, 2022

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2022
Cash equivalents	$9,061,672	$-	$-	$9,061,672

Assets Measured at Fair Value on a Recurring Basis as of June 30, 2021

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2021
Cash equivalents	$10,210,465	$-	$-	$10,210,465

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2021

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2021
Cash equivalents	$19,467,182	$-	$-	$19,467,182

D.	Income Taxes

The provision for (benefit from) income taxes for the period ended June 30, 2022 and 2021, consisted of the following:

	As of June 30,	As of June 30,
	2022	2021
Federal:
Current	$131,745	$223,849
Deferred	60,802	77,286
State and local:
Current	39,590	65,829
Deferred	(162,526)	(153,040)
Total	$69,611	$213,924

A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	As of June 30,	As of June 30,
	2022	2021
Statutory Federal income tax rate	21.0%	21.0%
State income tax, net of Federal benefit	0.4%	6.1%
Other	(14.0%)	(12.7%)
Effective income tax rate	7.3%	14.5%

Teton Advisors, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of June 30,	As of June 30,	As of December 31,
	2022	2021	2021
Deferred tax assets:
Deferred compensation	$427,485	$256,674	$345,015
Impairment of intangible assets	3,588,904	3,575,731	3,544,492
Unrealized gain or loss on Investments	6,095	-	-
Capitalized acquisition costs	65,495	71,780	68,251
Total deferred tax assets	4,087,979	3,904,185	3,957,758
Deferred tax liabilities:
Contingent deferred sales commission	(2,311)	275	(4,589)
Fixed assets	13,577	13,367	16,213
Amortization of intangible assets	(673,663)	(358,320)	(512,303)
Other	(4,216)	(4,176)	(4,166)
Total deferred tax liabilities	(666,613)	(348,854)	(504,845)
Net deferred tax (liability) / asset	$3,421,366	$3,555,331	$3,452,913

As of June 30, 2022, December 31, 2021 and June 30, 2021, the Company’s gross unrecognized tax benefits were $669,752, $775,132 and $752,288, respectively, of which $529,096, $517,361 and $594,300, if recognized, would affect the Company’s effective tax rate.

Balance at December 31, 2020	$895,366
Additions based on tax positions related to the current period	22,662
Reductions for tax positions of prior years	(165,740)
Balance at June 30, 2021	752,288
Additions based on tax positions related to the current period	22,844
Reductions for tax positions of prior years	-
Balance at December 31, 2021	775,132
Additions based on tax positions related to the current period	9,605
Reductions for tax positions of prior years	(114,985)
Balance at June 30, 2022	$669,752

As of June 30, 2022, December 31, 2021 and June 30, 2021, the net liability for unrecognized tax benefits related to uncertain tax positions was $811,536, 937,218 and $824,596, respectively, and is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

The Company recognizes both interest and penalties with respect to unrecognized tax benefits as income tax expense. As of June 30, 2022 and 2021, the Company had accrued a gross liability of $329,551 and $272,456, respectively, related to interest and penalties. For the six-month period ended June 30, 2022 and 2021, the Company recorded income tax benefits related to a decrease in its liability for interest and penalties of $42,432 and $56,809, respectively. The amount is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

As of June 30, 2022, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months.

E.	Leases

We review new arrangements at inception to evaluate whether we obtain substantially all the economic benefits of and have the right to control the use of an asset. If we determine that an arrangement qualifies as a lease, we recognize a lease liability and a corresponding right-of-use asset on the lease’s commencement date. The lease liability is initially measured at the present value of the future minimum lease payments over the lease term using the rate implicit in the arrangement or, if not available, our incremental borrowing rate. An operating lease asset is measured initially at the value of the lease liability but excludes initial direct costs incurred. Additionally, certain of our leases contain options to extend or terminate the lease term that, if exercised, would result in the remeasurement of the operating lease liability.

Our operating leases contain both lease and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the lease assets, such as common area maintenance and other management costs. We elected for our real estate operating leases to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, we included the fixed payments and any payments that depend on a rate or index that relate to our lease and non-lease components in the measurement of the operating lease liability.

We recognize lease expense on a straight-line basis over the lease term. Operating lease expense is recognized as part of other operating expenses costs in our unaudited condensed consolidated statements of income.

All of our leases are operating leases and primarily consist of real estate leases for our corporate offices in Greenwich, Connecticut and Chicago, Illinois. As of June 30, 2022, the weighted-average remaining lease term on these leases is approximately 1.5 years and the weighted-average discount rate used to measure the lease liabilities ranges from 3.25% to 5.63%.

Our operating lease expense for the six months ended June 30, 2022 and 2021, was $125,808 and $149,500, respectively.

We made lease payments of $139,988 and $161,070 for the six months ended June 30, 2022 and 2021, respectively.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Our future undiscounted cash flows related to our operating leases and the reconciliation to the operating lease liability as of June 30, 2022, are as follows:

2022 (excluding the first six months ended June 30)	$140,602
2023	250,736
2024	8,294
2025	614
Total future undiscounted cash flows	400,246
Less: imputed interest to be recognized in lease expense	(24,170)
Operating lease liabilities, as reported	$376,076

D. Equity

Equity Structure

On May 24, 2022, shareholders approved an amendment to the Company’s Certificate of Incorporation to increase the number of shares of capital stock which the Company is authorized to issue.

The Company’s capital structure now consists of 5,150,000 shares authorized of Class A common stock, 2,000,000 shares authorized of Class B common stock and 350,000 shares authorized of preferred stock. As of June 30, 2022, 1,036,735 Class A shares have been issued and 989,928 are outstanding, 792,000 Class B shares have been issued and 329,064 are outstanding, and 75,000 shares of preferred stock have been issued and none are outstanding.

On May 27, 2022, the Company announced a rights offering to shareholders of record on June 3, 2022. Shareholders have the right to purchase additional Class A shares at a subscription price of $15.50 through September 21, 2022. All Class A and B stockholders received three subscription rights for each share owned and nine subscription rights are needed to subscribe for a new share of Class A common stock. The net proceeds of the offering will be used as working capital for general corporate purposes and for acquisitions, although the Company has not identified any specific acquisitions at this time.

As of June 30, 2022, the Company has incurred a total of $162,145 in common stock issuance costs directly associated with the May 27, 2022 rights offering. These costs have been capitalized and included in Other assets on the condensed consolidated statements of financial condition. Once the rights offering is completed, these capitalized costs will be charged against the gross proceeds received.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Voting Rights

The holders of Class A common stock and Class B common stock have identical rights except that (i) holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders in general, and (ii) holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa. Class B holders are entitled to convert their shares into Class A shares at any time on a one-for-one basis.

Stock Based Compensation

On May 24, 2022, the board of directors amended and restated Teton’s 2014 Stock Award and Incentive Plan (“Incentive Plan”). The amendment (i) increased the total number of Class A stock awards from 100,000 shares to 200,000 shares and (ii) added a provision whereby the number of shares of Class A common stock available for issuance under the plan is subject to an increase on the first trading day of January of each calendar year during the term of the plan, beginning with calendar year 2023, by an amount up to 5% of the combined number of shares of Class A common stock and Class B common stock outstanding as of the last trading day of the prior calendar year, as determined by the Board in its discretion prior to the date of the increase.

In the fourth quarter of 2021, the Company issued 17,500 restricted stock awards (“RSAs”) at a grant date fair value of $21.90 per share, with 40% vesting in three years and 60% vesting in five years from the date of grant.

During the second quarter of 2022, 6,800 RSA’s vested and 52,700 RSA’s remain unvested. There are 138,000 shares of Class A common stock which remain available for future issuance under the Incentive Plan.

For the six months ended June 30, 2022 and 2021, the Company recorded stock-based compensation expense related to RSAs of $301,554 and $253,009, respectively.

E. Related Party Transactions

Mario J. Gabelli (“Mr. Gabelli”) is the controlling stockholder of Teton through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. Mr. Gabelli owned approximately 23.0% of Teton’s Class A and B shares and GGCP Holdings LLC owned approximately 37.8% of Teton’s Class A and B shares as of June 30, 2022.

The Company invests a portion of its cash equivalents in a U.S. Treasury money market mutual fund managed by Gabelli Funds, LLC, an affiliate of GAMCO. GAMCO is majority-owned and controlled by the controlling stockholder of the Company. At June 30, 2022, June 30, 2021 and December 31, 2021, Teton had $1,035,462, $1,203,299 and $2,446,624, respectively, in this money market fund.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

During the second quarter of 2022, the Company invested $1,500,000 into the Gabelli ABC Fund, which is managed by Gabelli Funds, LLC. The investment had an unrealized loss of ($23,392) for the six months ended June 30, 2022.

G.distributors, a subsidiary of GAMCO, serves as the principal distributor for the Funds. The Company receives distribution fee income from G.distributors on the Class C Fund shares sold. For the six months ended June 30, 2022 and 2021, distribution fees were $5,921 and $7,206, respectively. The amounts due to the Company are included in the Receivable from affiliates on the condensed consolidated statement of financial condition.

The Company pays GAMCO a sub-advisory fee at an annualized rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites Fund and the TETON Westwood Convertible Securities Fund. Sub-advisory fees were $1,040,807 and $1,266,143 for the six months ended June 30, 2022 and 2021, respectively.

The Company pays GAMCO marketing and administration fees based on the average net assets of the TETON Westwood Funds. Marketing and administration fees were $69,209 and $716,586 for the six months ended June 30, 2022 and 2021, respectively. The decrease in expenses in 2022 was due to a renegotiation of fees charged.

The Company pays GAMCO a fixed administrative and management services fee pursuant to a contractual agreement. The amounts paid were $37,500 for the six months ended June 30, 2022 and 2021, respectively.

At June 30, 2022, June 30, 2021 and December 31, 2021, the amounts payable to GAMCO for the services described above were $175,130, $344,519 and $324,210, respectively. The amounts are included in the Payable to affiliates on the condensed consolidated statement of financial condition.

Distribution costs include certain amounts paid to G.distributors for wholesaler and platform commissions, third party distribution costs, certain expense reimbursements, and a fixed administrative services charge based on a contractual agreement with Keeley-Teton. These costs for the six months ended June 30, 2022 and 2021 were $278,489 and $296,991, respectively.

At June 30, 2022, June 30, 2021 and December 31, 2021, the amounts payable to G.distributors for the items described above were $91,091, $91,343 and $71,535, respectively. The amounts are included in the Payable to affiliates on the condensed consolidated statement of financial condition. The Company’s receivables and payables to affiliates are non-interest bearing and are receivable and payable on demand.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

F. Earnings Per Share

The computations of basic and fully diluted net income per share are as follows:

	Six Months Ended June 30,
	2022	2021
Basic:
Net income attributable to Teton shareholders	$879,282	$1,266,038

Weighted average shares outstanding	1,262,482	1,260,988
Basic net income per share	$0.70	$1.00

Fully diluted:
Net income attributable to Teton shareholders	$879,282	$1,266,038

Weighted average shares outstanding	1,273,118	1,270,937
Fully diluted net income per share	$0.69	$1.00

G. Revenue

Revenue Recognition

Revenues are recognized when the performance obligation (the investment management and advisory services provided to the client) defined by the investment advisory agreement is satisfied. For each performance obligation, we determine at contract inception whether the revenue is satisfied over time or at a point in time. We derive our revenues from investment advisory fees, distribution fees and other income. Advisory fees are calculated based on a percentage of assets under management and the performance obligation is realized over the current month or calendar quarter. Once clients receive our investment advisory services, we have an enforceable right to payment.

Advisory Fee Revenues

Our advisory fees are generated by our subsidiaries Teton Advisors, LLC and Keeley-Teton Advisors, LLC which manage client accounts under investment advisory agreements. Advisory fees are typically calculated based on a percentage of assets under management and are paid in accordance with the terms of the agreements.

For mutual funds, advisory fees are accrued daily, based upon each mutual fund’s daily net assets. For other accounts, advisory fees are paid either quarterly in advance based on assets under management on the last day of the preceding quarter, or quarterly in arrears based on assets under management on the last day of the quarter just ended, subject to adjustment. We recognize advisory fee revenues as services are rendered. Since our advance paying clients' billing periods coincide with the calendar quarter to which such payments relate, revenue is recognized within the quarter and our condensed consolidated financial statements contain no deferred advisory fee revenues. Advisory clients typically consist of institutional and mutual fund accounts.

Teton Advisors, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Mutual fund advisory fee revenue is net of related fund reimbursements. Fund reimbursements for the six months ended June 30, 2022 and 2021, were $747,551 and $804,097.

Institutional investor accounts typically consist of corporate pension and profit-sharing plans, public employee retirement funds, Taft Hartley plans, endowments, foundations, and individuals. Mutual funds include the TETON Westwood Funds, a family of mutual funds for which Teton Advisors serves as advisor, and the KEELEY Funds, a family of mutual funds for which Keeley-Teton Advisors serves as advisor. These funds are available to individual investors, as well as offered as part of our investment strategies for institutional investors and private wealth accounts.

Revenue Disaggregated

The following tables presents our revenue disaggregated by account type:

	For The Six Months Ended June 30,		Increase (decrease)
(Unaudited)	2022	2021	$	%
Investment advisory fees
Open-end mutual funds, net	$5,690,368	$6,639,250	$(948,882)	-14.3%

Institutional	641,373	632,634	8,739	1.4%
Private client	848,162	766,374	81,788	10.7%
Wrap	98,828	95,103	3,725	3.9%
UMA	8,398	-	8,398	N/A
Total separate accounts	1,596,761	1,494,111	102,650	6.9%

Total investment advisory fees	7,287,129	8,133,361	(846,232)	-10.4%
Distribution fees	12,814	14,357	(1,543)	-10.7%
Other income, net	(9,212)	1,153	(10,365)	-899.0%
Total revenues	$7,290,731	$8,148,871	$(858,140)	-10.5%

H. Commitments and Contingencies

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Company believes that the likelihood of any such event is remote.

The COVID-19 pandemic continues to significantly impact global economies, resulting in workforce and travel restrictions, supply chain and production disruptions and market volatility. The impact of the COVID-19 outbreak continues to evolve and has been marked by rapid changes and developments.

I. Subsequent Events

On September 21, 2022, the Company completed its rights offering which resulted in gross proceeds of $5,042,910 along with the issuance of 325,349 Class A shares. The net proceeds of the offering will be used as working capital for general corporate purposes and for acquisitions, although the Company has not identified any specific acquisitions at this time.

Teton Advisors, Inc. and Subsidiaries

Supplemental Financial Information

As supplemental information, we provide a non-U.S. generally accepted accounting principles (“non-GAAP”) performance measure that we refer to as Cash Earnings. We provide this measure in addition to, but not as a substitute for, net income reported on a U.S. generally accepted accounting principles (“GAAP”) basis. Our management and the Board of Directors review Cash Earnings to evaluate our ongoing performance, allocate resources and review our dividend policy. We believe that this non-GAAP performance measure, is useful for management and investors when evaluating our underlying operating and financial performance and our available resources. We do not advocate that investors consider this non-GAAP measure without considering financial information prepared in accordance with GAAP.

In calculating cash earnings, we add back to net income the non-cash expense associated with the intangible amortization expense and after-tax intangible asset impairment charges. Although depreciation on property & equipment and amortization of leaseholds are also non-cash expenses, we do not add these back when calculating cash earnings because those charges represent a decline in the value of the related assets that will ultimately require replacement.

The following table provides a reconciliation of net income to Cash Earnings for the periods presented:

	For the Six Month Period Ended,
	June 30, 2022	June 30, 2021

Net income	$879,282	$1,266,038
Add: Intangible amortization	162,949	162,949
Cash Earnings	$1,042,231	$1,428,987
Cash Earnings Per Fully Diluted Share	$0.82	$1.12

Item 4. Exhibits

None.

PART III—EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Articles of Organization of Teton Advisers LLC, dated September 14, 1994.*
2.2	Articles of Amendment to Articles of Organization of Teton Advisers LLC, dated November 7, 1997.*
2.3	Certificate of Incorporation of Gabelli Advisers, Inc. dated December 31, 1997.*
2.4	Certificate of Merger of Gabelli Advisers LLC into Gabelli Advisers, Inc. dated January 28, 1998.*
2.5	Certificate of Amendment of Certificate of Incorporation of Gabelli Advisers, Inc. dated January 25, 2008.*
2.6	Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of January 22, 2009.*
2.7	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of February 6, 2017.*
2.8	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of May 18, 2017.*
2.9	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of May 24, 2022.*
2.10	Amended and Restated Bylaws of Teton Advisors, Inc. dated October 16, 2008.*
2.11	Amendment to Amended and Restated By-laws of Teton Advisors, Inc. dated February 2, 2017.*
4.1	Form of Subscription Rights Certificate.*
6.1	Investment Advisory Agreement, dated October 6, 1994, by and between The Westwood Funds and Teton Advisers LLC.*
6.2	Investment Sub-Advisory Agreement, dated October 6, 1994, by and between The Westwood Funds, Teton Advisers LLC and Westwood Management Corp.*
6.3	Investment Advisory Agreement, dated February 25, 1997, by and between The Westwood Funds and Teton Advisers LLC.*
6.4	Investment Advisory Agreement, dated May 11, 1998, by and between The Gabelli Westwood Funds and Gabelli Advisers, Inc.*
6.5	Investment Sub-Advisory Agreement, dated March 1, 2017, by and between The TETON Westwood Funds, Teton Advisors, Inc. and Gabelli Funds, LLC.*
6.6	Investment Advisory Agreement, dated October 1, 2018, by and between Keeley Funds, Inc. and Keeley-Teton Advisors, LLC.*
6.7	Transitional Administrative and Management Services Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.8	Separation and Distribution Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.9	Service Mark and Name License Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.10	Mutual Fund Distribution Services Agreement, dated March 1, 2017, by and between Keeley-Teton Advisors, LLC and G.distributors, LLC.*
6.11	Contribution Agreement, dated December 30, 2021, by and between Teton Advisors, Inc. and Teton Advisors, LLC.*
6.12	Lease Agreement, dated July 23, 2018, by and between Chicago BT Property, LLC and Keeley Teton Advisors, LLC.*
6.13	Teton Advisors, Inc. Amended and Restated Stock Award and Incentive Plan.*
8.1	Subscription Agent Agreement.*
10.1	Power of Attorney (set forth on signature page of this offering statement).*
11.1	Consent of RSM US LLP.*
11.2	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 12.1).*
12.1	Opinion of Olshan Frome Wolosky LLP.*
99.1	Form of Instructions for Use of Subscription Rights Certificates.*
99.2	Form of Letter to Registered Holders.*
99.3	Form of Letter to Brokers and Other Nominee Holders.*
99.4	Form of Letter to Clients of Brokers and Other Nominee Holders.*
99.5	Form of Beneficial Owner Election Form.*
99.6	Form of Nominee Holder Certification.*
99.7	Form of Notice of Guaranteed Delivery.*

*	Previously filed.

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

Teton Advisors, Inc.

By:	/s/ Marc Gabelli
Name: Marc Gabelli
Title: Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc Gabelli and Patrick Huvane, and each of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Regulation A Offering Statement on Form 1-A, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-law and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Offering Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Marc Gabelli	Chief Executive Officer and Chairman of the Board	September 28, 2022
Marc Gabelli	(principal executive officer)

/s/ Patrick Huvane	Chief Financial Officer (principal financial officer)	September 28, 2022
Patrick Huvane

/s/ Casey Haars*	Controller (principal accounting officer)	September 28, 2022
Casey Haars

/s/ James C. Abbott*	Director	September 28, 2022
James C. Abbott

/s/ Vincent J. Amabile*	Director	September 28, 2022
Vincent J. Amabile

/s/ Stephen G. Bondi*	Director	September 28, 2022
Stephen G. Bondi

/s/ Aaron J. Feingold*	Director	September 28, 2022
Aaron J. Feingold

/s/ Nicholas F. Galluccio*	Director	September 28, 2022
Nicholas F. Galluccio

/s/ Kevin M. Keeley*	Director	September 28, 2022
Kevin M. Keeley

/s/ Jason D. Lamb*	Director	September 28, 2022
Jason D. Lamb

/s/ Herve D. Francois*	Director	September 28, 2022
Herve D. Francois

*By:	/s/ Marc Gabelli
Marc Gabelli
Attorney-in-Fact

III-2